SIDLEY AUSTIN
SIDLEY

SIDLEY AUSTIN
LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

yan.chen@sidley.com
852 2901 3820

BEIJING
BRUSSELS
CHICAGO
DALLAS
FRANKFURT
GENEVA
HONG KONG
LONDON
LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
WASHINGTON, D.C.

FOUNDED 1866

PROCESSED
JUL 2 5 2008
THOMSON REUTERS

SEC Mail
Mail Processing
Section
JUL 2 1 2008
Washington, DC
106

Our Ref: 22277-00002

July 17, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

[redacted]

Attn: 1934 Act Filing Desk

08003937

SUPPL

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. COSL's exemption file number is 82-34696.

Enclosed please find copies of two announcements made by COSL, which COSL is required to furnish to the Securities and Exchange Commission pursuant to the exemption referred hereinabove. Should you have any questions regarding this matter, please do not hesitate to contact us.

Yours sincerely,

Yan Chen
Registered Foreign Lawyer
(New York)

Encl.

Partners | Charles W. Allen, Batbir Bindra, Constance Choy, Eric Ho, Gloria Lam, Huanting Timothy Li
Consultants | Samuel Chau, Ada Leung, Arun Nigam
Registered Foreign Lawyers | William O. Fifield (Texas)*, Jason T. Elder (New York)*, Allen C. Kim (California)*, Dohyong Kim (New York)*
G. Matthew Sheridan (New York)*, Effie Vasilopoulos (Australia)*, Ben B. Hur (Korea)*, Jason T. Kuo (New York)*, Ming-Yung Lam (PRC)*, Scott D. Peterman (New York)*

* *Partner of Sidley Austin LLP*
* *Foreign Legal Consultant / Legal Counsel*

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(Incorporated in the People's Republic of China as a joint stock limited liability company)

(Stock code: 2883)

SUSPENSION OF TRADING

At the request of China Oilfield Services Limited (the "**Company**"), trading in the H shares of the Company will be suspended with effect from 9:30 a.m. on 7 July 2008 (Monday) pending the release of an announcement in relation to a possible major transaction of the Company which is price sensitive in nature.

By order of the Board
China Oilfield Services Limited
Fu Chengyu
Chairman of the Board

As at the date of this announcement, the executive directors of the Company are Mr. Fu Chengyu (Chairman and Non-executive Director), Mr. Yuan Guangyu (Executive Director), Mr. Li Yong (Executive Director), Mr. Wu Mengfei (Non-executive Director), Mr. Andrew Y. Yan (Independent Non-executive Director), Mr. Gordon C.K. Kwong (Independent Non-executive Director) and Simon X. Jiang (Independent Non-executive Director).

Hong Kong, 7 July 2008

Section
JUL 21 2008
Washington, DC
106

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for shares in China Oilfield Services Limited.

COSL
CHINA OILFIELD SERVICES LIMITED
中海油田服務股份有限公司

(Incorporated in the People's Republic of China as a joint stock limited liability company)
(Stock code: 2883)

POSSIBLE MAJOR TRANSACTION

Recommended Voluntary Cash Tender Offer by the Offeror to acquire all the issued and outstanding shares of

Awilco Offshore ASA

RESUMPTION OF TRADING

Financial Advisers to China Oilfield Services Limited and the Offeror

LEHMAN BROTHERS 雷曼兄弟 | JPMorgan | CICC

Intention to Launch the Offer

On 7 July 2008, the Offeror made the Pre-offer Announcement on the notice system of OSE in Norway announcing its intention to make the Offer and its receipt of the Major Shareholders' Undertaking from the Major Shareholders. On the same date, the Company, the Offeror and the Target entered into the Offer Agreement.

The Offer, if launched, will be made at the Offer Price, namely NOK85 in cash (equivalent to approximately HK$130.40) for each Target Share, subject to adjustment (if any). If the Offer is fully accepted by all the shareholders of the Target at the Offer Price, the total amount payable by the Offeror is NOK12,700,316,395 (equivalent to approximately HK$19.5 billion), subject to adjustment (if any).

The Offer will be made by the Offeror which is an indirect wholly-owned subsidiary of the Company.

General

The Offer, if completed, will constitute a possible major transaction for the Company under the Listing Rules and shall require Shareholders' approval by way of special resolution by a two-thirds majority of the Shareholders attending and voting at the meeting. CNOOC has issued to the Target an undertaking to vote in favour of the resolutions to be proposed at the Extraordinary General Meeting.

A circular providing further details of the Offer containing, among other things, the notice of the Extraordinary General Meeting, will be despatched to the Shareholders within 21 days from the publication of this announcement or such other period as may be permitted by the Hong Kong Stock Exchange. The Offer Document will not be sent to the Shareholders as all relevant information set out therein will be contained in the circular to the Shareholders.

Shareholders and potential investors should note that the Offer will only be launched upon the Offer Document being sent to the Target Shareholders following review and approval by the OSE and the Offer is subject to certain conditions being satisfied, therefore the Offer may not be successful and may not complete. Shareholders and investors are advised to exercise caution when dealing in the securities of the Company.

Suspension and Resumption of Trading

At the request of the Company, trading of H Shares on the Hong Kong Stock Exchange was suspended from 9:30 a.m. on 7 July 2008 pending release of this announcement. Application has been made to the Hong Kong Stock Exchange for the resumption of trading of H Shares with effect from 9:30 a.m. on 8 July 2008.

1. THE OFFER

1.1 Pre-offer Announcement in Norway

On 7 July 2008, the Offeror made the Pre-offer Announcement on the notice system of OSE in Norway announcing its intention to make the Offer and its receipt of the Major Shareholders' Undertaking from the Major Shareholders. On the same date, the Target, the Offeror and the Company entered into the Offer

Agreement. The Target Board has announced its intention to recommend to all Target Shareholders to accept the Offer, which recommendation will be included in the Offer Document.

An Offer will be made and the complete details of the Offer, including all terms and conditions, will be contained in the Offer Document to be sent to the Target Shareholders following review and approval by the OSE pursuant to Chapter 6 of the Norwegian Securities Trading Act.

1.2 **Offer Price and Terms of the Offer**

(a) **Offer Price**

The Offer will be made at the Offer Price, namely NOK85 in cash (equivalent to approximately HK$130.40) for each Target Share, subject to adjustment (if any). If the Offer is fully accepted by all the shareholders of the Target at the Offer Price, the total amount payable by the Offeror is NOK12,700,316,395 (equivalent to approximately HK$19.5 billion), subject to adjustment (if any).

The Offer Price (without taking into consideration the adjustment, if any) represents (i) a premium of approximately 18.7% over the closing price of NOK71.60 (equivalent to approximately HK$109.80) per Target Share on 4 July 2008, being the last market day on which there were trades on the OSE prior to the date of the Pre-offer Announcement, and (ii) a premium of 42.4% over the closing price of NOK59.70 (equivalent to approximately HK$91.56) per Target Share on 29 May 2008, being the last market day on which there were trades on the OSE prior to the Target confirming that a third party had expressed an interest in acquiring the Target.

If the Target resolves to distribute dividends or other cash distributions to the Target Shareholders, the Offeror may adjust the Offer Price to compensate for the effects of such dividends or cash distribution. If such adjustment is made, the acceptance by a previous accepting Target Shareholder shall be deemed to accept the Offer as revised.

The Offer Price has been determined on the basis of willing buyer, willing seller negotiations having regard to various factors including, but not limited to, the historical market price of the Target Shares, the nature and performance of the Target's business, the broader industry outlook and the strategic value of the Target.

(b) **Other terms of the Offer**

Full details of the Offer, including all the terms and conditions and timetable, will be set out in the Offer Document to be issued in the name of the Offeror and to be despatched by the Offeror to the Target Shareholders. As the relevant information set out in the Offer Document will be contained in the circular to be despatched to the Shareholders, the Offer Document will not be sent to the Shareholders.

The Offer will not be made in any jurisdiction in which the making of the Offer would not be in compliance with the laws of such jurisdiction.

1.3 Conditions for completion of the Offer

The Offer will, if and when made, be conditional on the satisfaction (or waiver by the Offeror) of the Conditions as set out below:

(a) valid acceptances in respect of a number of the Target Shares which exceeds 90 per cent of the Target Shares and votes in the Target on a fully diluted basis;

(b) Target complying with certain covenants, including relating to change of share capital, distributions to shareholders and material acquisitions or material disposals;

(c) all authorizations, consents, clearances and approvals necessary for the Offer from relevant PRC authorities having been obtained on terms satisfactory to the Offeror;

(d) the shareholders of the Company having duly approved the acquisition of the Target Shares and the Offer;

(e) no occurrence of any Target Group specific material adverse change relating to the assets or operations of the Target Group taken as a whole, provided that the effect of the following shall not be deemed to be a material adverse effect: (i) any matter that is publicly available prior to 7 July 2008 or that has been properly disclosed to the Offeror or the Company during the due diligence investigations of the Target Group and (ii) any act by the Offeror or the direct or indirect parent company of the Offeror which is within such party's control; and

(f) the Target Board not having changed or withdrawn its recommendation for the Offer.

The Offeror may waive any of the Conditions on any terms it considers appropriate, provided that, in respect of the Condition regarding the acceptance level, the Offeror will not, without the Target's prior consent, waive such Condition unless acceptances have been received in respect of a number of Target Shares which equals or exceeds two-thirds of the Target Shares (including the Major Shareholders' Shares). Full details of the Conditions will be specified in the Offer Document to be despatched to the Target Shareholders and the circular to the Shareholders.

The Offer is expected to close in September or October 2008, subject to the satisfaction (or waiver by the Offeror) of the Conditions.

1.4 Value of the Offer

On the basis of the Offer Price, the entire share capital of the Target of 149,415,487 shares in issue as at 7 July 2008 was valued at approximately NOK12.7 billion (equivalent to approximately HK$19.5 billion), without taking into consideration the adjustment, if any. The Target Shares in aggregate were valued at approximately NOK10.7 billion (equivalent to approximately HK$16.4 billion) based on the closing price of NOK71.60 (equivalent to approximately HK$109.80) per Target Share on 4 July 2008 (being the last trading day of the OSE prior to the date of the Pre-offer Announcement), without taking into consideration the adjustment, if any.

1.5 Simplified Shareholding structure of the Group upon completion of the Offer

(a) The current simplified shareholding structure of the Target Group is as follows:



Major Shareholders
Public
40.11%
59.89%
Target Group

(b) Immediately upon completion of the Offer (assuming that the Offer has been fully accepted by all the Target Shareholders and completion of the Compulsory Acquisition), the simplified shareholding structure of the Group would be as follows:



CNOOC
Public (Note)
54.74%
45.26%
Company
≤100%
100%
Other subsidiaries, associates and assets
Hong Kong SPV
100%
Singapore SPV
100%
Offeror
100%
Target Group

Note: Including shareholders of H Shares and shareholders of A Shares.

2. MAJOR SHAREHOLDERS UNDERTAKING

2.1 Undertaking to accept the Offer

On 7 July 2008, the Major Shareholders have provided the Major Shareholders Undertaking in favour of the Offeror to accept the Offer. Pursuant to the terms of the Major Shareholders Undertaking, the Major Shareholders have undertaken to accept the Offer in respect of the Major Shareholders' Shares, representing approximately 40.11% of the total issued share capital of the Target as at 7 July 2008, subject to the Offeror making the Offer at the Offer Price, and on the other agreed terms and conditions of the Offer.

The Major Shareholders Undertaking is irrevocable except that the Major Shareholders shall have the right to withdraw the Major Shareholders Undertaking and acceptance of the Offer in respect of the Major Shareholders' Shares at any time during the acceptance period if the Target Board changes or withdraws its recommendation for the Offer in accordance with the Offer Agreement.

3. INTENTIONS IN RESPECT OF THE TARGET GROUP

3.1 On-going management and operation of the Target Group

It is the intention of the Offeror that the Target shall continue with its existing activities and the Offeror has no current intention to (i) introduce any major changes to the business of the Target, (ii) change the domicile of the Target, (iii) affect the current operations of any member of the Target Group, or (iv) discontinue the employment of any of the existing employees of the Target Group, other than in the ordinary course of business.

3.2 Compulsory Acquisition and Delisting of the Target Shares

If as a result of the Offer, the Offeror acquires and holds more than 90% of the total issued share capital of the Target representing more than 90% of the voting rights in the Target, the Offeror intends to carry out the Compulsory Acquisition of the remaining shares in the Target. Also, if, as a result of the Offer, a subsequent mandatory offer or otherwise, the Offeror holds a sufficient majority of the Target Shares, the Offeror intends to propose to the general meeting of the Target that an application is filed with the OSE to de-list the Target Shares.

4. FINANCIAL INFORMATION OF THE TARGET

The financial information for the three years ended 31 December 2007 extracted from the audited financial statements of the Target prepared in accordance with IFRS as adopted by the European Union and the unaudited condensed results for the three months ended 31 March 2008 extracted from the 2008 first quarterly report of the Target prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting are set out below:

(in US$ thousands)

	As at 31 December			As at 31 March 2008
	2005	2006	2007	
Total assets	444,740	1,193,581	1,752,677	1,979,418
Total liabilities	144,520	706,272	1,256,177	1,464,330
Net assets value	300,220	487,309	496,500	515,088

(in US$ thousands)

	Year ended 31 December			Three months ended 31 March 2008
	2005	2006	2007	
Operating revenues	43,958	75,686	203,524	87,402
Net profit/ (loss) before tax and minority interest	2,341	(3,419)	36,054	27,968
Net profit/ (loss) after tax and minority interest	1,908	(1,633)	26,178	20,697
EBITDA	12,628	22,787	93,452	49,800

5. FINANCING OF THE OFFER

If the Offer is fully accepted by all of the Target Shareholders at the Offer Price, the total amount payable by the Offeror is NOK12,700,316,395 (equivalent to approximately HK$19.5 billion), without taking into consideration the adjustment, if any. The Offer is expected to be financed by internal resources and committed external financing from banks and the terms and conditions of such financing shall be subject to final documentation.

6. REASONS FOR THE OFFER

The business currently operated by the Target Group has high growth potential, the pursuit of which is in line with the growth and globalization strategy of the Company. The Target currently owns and operates five newly built high specification jack-up drilling rigs and two accommodation units, and has three jack-up drilling rigs and three semi submersible drilling rigs under construction. In addition, it has options with shipyards to build two more semi submersible drilling rigs. These, when combined with the 15 drilling rigs the Company currently owns and operates, will immediately bring the total number of operating drilling rigs to 22, representing an increase of approximately 47%, excluding any impact from the delivery of rigs currently under construction. The Target currently operates in the following five geographic markets: Australia, Norway, Vietnam, Saudi Arabia and the Mediterranean, which will enable the Company to further diversify into new international markets and increase revenue contribution from international operations. Through this transaction, the Company will also benefit from access to international management expertise, advanced technology and operating experience in challenging working environments.

The Board (including the independent non-executive directors of the Company) considers that the terms of the Offer are on normal commercial terms and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

7. INFORMATION ABOUT THE TARGET GROUP

The Target is an oil service company involved in drilling and accommodation services and the principal activity of the Target Group is the investment in and operation of jack-up drilling rigs, semi submersible drilling rigs and accommodation rigs.

8. INFORMATION ABOUT THE GROUP

The Group is principally engaged in the provision of offshore oilfield services. Its services cover each phase of offshore oil and gas exploration, development and production. It has four business segments, namely, geophysical services, drilling services, well services, marine support and transportation services.

9. VOTING UNDERTAKING BY CNOOC

CNOOC has given a voting undertaking in favour of the Target to vote in favour of all resolutions to approve the Offer and any related matters necessary to implement the Offer proposed at the Extraordinary General Meeting in respect of its legal and beneficial shareholding in the Company of 2,460,468,000 Shares (representing approximately 54.74% of the total issued share capital of the Company as at 4 July 2008, being the last trading day of the H Shares on the Hong Kong Stock Exchange prior to the release of this announcement).

Under the terms of the voting undertaking given by CNOOC, the undertaking will terminate upon the earlier of (i) the closing of the Extraordinary General Meeting (or any adjournment thereof); (ii) the termination or lapsing of the Offer Agreement in accordance with its terms; and (iii) the termination of the Major Shareholders Undertaking in accordance with its terms.

10. IMPLICATIONS UNDER THE LISTING RULES

The Offer (if completed) will constitute a possible major transaction for the Company under the Listing Rules and shall require Shareholders' approval by way of special resolution by a two-thirds majority of the Shareholders attending and voting at the meeting. An Extraordinary General Meeting will be convened to seek such approval.

11. GENERAL

A circular providing further details of the Offer containing, among other things, the notice of the Extraordinary General Meeting, will be despatched to the Shareholders within 21 days from the publication of this announcement or such other period as may be permitted by the Hong Kong Stock Exchange. The Offer Document will not be sent to the Shareholders as all relevant information set out therein will be contained in the circular to the Shareholders.

The Directors confirm that to the best of their knowledge, information and belief and having made all reasonable enquiries, the Target Group and the Major Shareholders and their respective associates are Independent Third Parties.

No Shareholders will be required to abstain from voting at the Extraordinary General Meeting in connection with the resolutions to be proposed thereat.

Shareholders and potential investors should note that the Offer will only be launched upon the Offer Document being sent to the Target Shareholders following review and approval by the OSE and the Offer is subject to certain conditions being satisfied, therefore the Offer may not be successful and may not complete. Shareholders and investors are advised to exercise caution when dealing in the securities of the Company.

This Announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for shares in the Company.

12. SUSPENSION AND RESUMPTION OF TRADING

At the request of the Company, trading of the H Shares on the Hong Kong Stock Exchange was suspended from 9:30 a.m. on 7 July 2008 pending the release of this announcement. Application has been made to the Hong Kong Stock Exchange for the resumption of trading of H Shares with effect from 9:30 a.m. on 8 July 2008.

13. DEFINITIONS

Unless otherwise defined, capitalised terms used in this announcement shall have the following meanings:

"A Shares"	domestic share(s) of nominal value of RMB1.00 each in the capital of the Company which are listed on the Shanghai Stock Exchange;
"associates"	has the meaning as ascribed in the Listing Rules;
"Board"	the board of Directors;
"CNOOC"	China National Offshore Oil Corporation, a state-owned enterprise incorporated under the laws of the PRC, the controlling shareholder of the Company, as well as the controlling shareholder of two companies listed in Hong Kong, namely, CNOOC Limited (stock code: 833) and China BlueChemical Limited (stock code: 3983);

"Company"	China Oilfield Services Limited, a joint stock company incorporated in the PRC with limited liability, the A Shares of which are listed on the Shanghai Stock Exchange and the H Shares of which are listed on the main board of the Hong Kong Stock Exchange;
"Compulsory Acquisition"	the acquisition by the Offeror pursuant to section 4-25 of the Norwegian Public Limited Companies Act of the remaining shares of the Target, to be effected if and following the Offeror becoming owner of the Target Shares representing more than 90% of the total issued and outstanding shares and votes of the Target;
"Conditions"	the conditions to the Offer as set out in paragraph 1.3 of this announcement;
"Directors"	the directors of the Company;
"EBITDA"	earnings before interest, taxes, depreciation and amortisation;
"Extraordinary General Meeting"	the extraordinary general meeting of the Company to be convened to consider and approve, if appropriate, the Offer;
"Financial Advisers"	Lehman Brothers Asia Limited and J.P. Morgan Securities (Asia Pacific) Limited, the international financial advisers to the Company and the Offeror in respect of the Offer, and China International Capital Corporation (Hong Kong) Limited, the financial adviser to the Company and the Offeror in respect of the Offer;
"Group"	the Company and its subsidiaries;
"H Shares"	overseas listed foreign share(s) of nominal value of RMB1.00 each in the capital of the Company which are listed on the main board of the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Hong Kong SPV"	COSL Hong Kong International Limited, a limited liability company incorporated under the Companies Ordinances (Cap. 32 of the laws of Hong Kong) and a wholly-owned subsidiary of the Company;
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"IFRS"	International Financial Reporting Standards;
"Independent Third Party(ies)"	third party(ies) independent of the Company and any connected person of the Company, and not a connected person of the Company;
"Listing Rules"	the Rules Governing the Listing of Securities on Hong Kong Stock Exchange;
"Major Shareholders"	Awilco AS and Aweco Holding AS, holders of the Major Shareholders' Shares who are Independent Third Parties;
"Major Shareholders' Shares"	59,925,630 Target Shares, representing approximately 40.11% of the issued share capital of the Target as at 7 July 2008;
"Major Shareholders Undertaking"	an undertaking by the Major Shareholders dated 7 July 2008 in favour of the Offeror to, among other things, pre-accept the Offer from the Offeror subject to the terms and conditions of the Offer as set out in the Offer Document;
"NOK"	Norwegian Kroner, the lawful currency of Norway;
"Norway"	the Kingdom of Norway;
"Norwegian Public Limited Companies Act"	Norwegian Public Limited Liability Companies Act of 13 June 1997 no. 45 ("*Allmennaksjeloven*");
"Norwegian Securities Trading Act"	The Norwegian Securities Trading Act of 29 June 2007 No. 75 ("*Verdipapirhandelloven*");

"Offer"	as at the date of this announcement, the recommended cash tender offer by the Offeror to acquire all issued and outstanding shares in the Target, subject to the satisfaction or waiver of the Conditions, to be effected by means of a voluntary cash offer made pursuant to Section 6-19 of the Norwegian Securities Trading Act;
"Offer Agreement"	the agreement dated 7 July 2008 in relation to the terms and conditions of the Offer entered into between the Company, the Offeror and the Target;
"Offer Price"	NOK85 per Target Share in cash (equivalent to approximately HK$130.40 per Target Share), subject to adjustment, if any, as more particularly described in the section 1.2(a) of this announcement;
"Offer Document"	the formal document to be issued by the Offeror to the Target Shareholders making the Offer, setting out the terms and conditions of the Offer in accordance with Section 6-19 of the Norwegian Securities Trading Act and enclosing the appropriate forms of acceptance;
"Offeror"	COSL Norwegian AS, a private limited liability company incorporated under the laws of Norway and an indirect wholly-owned subsidiary of the Company;
"OSE"	the Oslo Børs ASA (translated as Oslo Stock Exchange);
"PRC"	the People's Republic of China;
"Pre-offer Announcement"	the formal announcement dated 7 July 2008 made by the Offeror on the notice system of OSE of an intention to make the Offer;
"Shanghai Stock Exchange"	The Shanghai Stock Exchange Limited;
"Shareholders"	the holders of Shares;

"Shares"	shares of RMB1.00 each in the share capital of the Company, including A Shares and H Shares;
"Singapore SPV"	COSL Singapore Limited, a public limited liability company incorporated under the laws of the Republic of Singapore and a wholly-owned subsidiary of Hong Kong SPV;
"Target"	Awilco Offshore ASA, a public limited liability company incorporated under the laws of Norway and the shares of which are listed on the OSE;
"Target Board"	the board of directors of the Target;
"Target Group"	Target and its subsidiaries;
"Target Shares"	all issued and outstanding shares of NOK10 each of the Target;
"Target Shareholders"	shareholders of the Target; and
"US dollars" or "US$"	the United States dollars, the lawful currency of the United States of America.

All references in this announcement to times and dates are references to Hong Kong times and dates unless otherwise indicated.

For the purposes of this announcement and solely for illustration purpose only, amounts in NOK have been converted at NOK:HK$ 1:1.5337 and amounts in US$ have been converted at US$:HK$ 1:7.7992.

As at the date of this announcement, the executive directors of the Company are Mr. Fu Chengyu (Chairman and Non-executive Director), Mr. Yuan Guangyu (Executive Director), Mr. Li Yong (Executive Director), Mr. Wu Mengfei (Non-executive Director), Mr. Andrew Y. Yan (Independent Non-executive Director), Mr. Gordon C.K. Kwong (Independent Non-executive Director) and Simon X. Jiang (Independent Non-executive Director).

By order of the Board
China Oilfield Services Limited
Fu Chengyu
Chairman of the Board

Hong Kong 7 July 2008

END